SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Vacasa, Inc.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

91854V206
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91854V206	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Opportunistic Credit LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 71,559
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 71,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 71,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON DKOF VI Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,270,442
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,270,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,342,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,342,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,342,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.43%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,342,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,342,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,342,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.43%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 91854V206	SCHEDULE 13D	Page 7 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) of Vacasa, Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive offices are located at 850 NW 13th Avenue, Portland, OR 97209.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

	(i)	M.H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company (“CO GP”), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Opportunistic Credit LP, a Cayman Islands exempted limited partnership (“DKOPPC”). Davidson Kempner Opportunistic Credit GP LLC, a Delaware limited liability company (“DKOPPC GP”), is the general partner of DKOPPC and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKOPPC GP. DKCM is responsible for the voting and investment decisions of DKOPPC;

	(iii)	DKOF VI Trading Subsidiary LP, a Cayman Islands exempted limited partnership (“DKOF VI”). Davidson Kempner Opportunities GP VI LLC, a Delaware limited liability company (“DKOF VI GP”), is the general partner of DKOF VI and Davidson Kempner Drawdown GP Topco LLC, a Delaware limited liability company, is the managing member of DKOF VI GP. DKCM is responsible for the voting and investment decisions of DKOF VI;

(iv)

Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the “SEC”), acts as investment manager to each of CO, DKOPPC and DKOF VI (“DKCM”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The partners of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

CUSIP No. 91854V206	SCHEDULE 13D	Page 8 of 15 Pages

(v) Mr. Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKOPPC and DKOF VI reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO, DKOPPC and DKOF VI is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKOPPC and DKOF VI and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i) CO – a New York limited partnership

(ii) DKOPPC – a Cayman Islands exempted limited partnership

(iii) DKOF VI – a Cayman Islands exempted limited partnership

(iv) DKCM – a Delaware limited partnership

(v) Anthony A. Yoseloff – United States

CUSIP No. 91854V206	SCHEDULE 13D	Page 9 of 15 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 is incorporated herein by reference.

Funds for the purchase of the shares of Class A Common Stock reported herein were derived from the general working capital of CO, DKOPPC and DKOF VI. A total of approximately $11,282,244, excluding commissions, was paid to acquire the shares of Class A Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION
The Reporting Persons acquired the shares of Class A Common Stock to which this Schedule 13D relates for investment purposes. The Reporting Persons have had discussions with the Issuer, and intend to continue to engage in discussion with the Issuer, its advisor and other relevant third parties regarding potential financing transactions.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the foregoing as well as potential changes in the Issuer's operations, management, organizational documents, composition of the Issuer's Board of Directors (the “Board”), ownership, capital or corporate structure, dividend policy, strategy, strategic transactions and plans. The Reporting Persons may communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 91854V206	SCHEDULE 13D	Page 10 of 15 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the discussions referenced above, actions taken by the Issuer’s management and Board, price levels of the shares of Class A Common Stock or other securities of the Issuer, general economic conditions, other investment opportunities available to the Reporting Persons and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Class A Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) some or all of their shares of Class A Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law. Any such transactions, if they occur at all, may take place at any time and without prior notice.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 14,241,103 shares of Class A Common Stock outstanding as of March 25, 2024, as reported in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 8, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Class A Common Stock within the past sixty (60) days by the Reporting Persons, which were all, except as otherwise noted, in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.

(e)	Not applicable.

CUSIP No. 91854V206	SCHEDULE 13D	Page 11 of 15 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 91854V206	SCHEDULE 13D	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 22, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (b) Davidson Kempner Drawdown GP Topco LLC, as Managing Member of Davidson Kempner Opportunities GP VI LLC, as General Partner of DKOF VI Trading Subsidiary LP and (c) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Opportunistic Credit GP LLC, as General Partner of Davidson Kempner Opportunistic Credit LP.

CUSIP No. 91854V206	SCHEDULE 13D	Page 13 of 15 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Class A Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. (“CO”)

M.H. Davidson & Co. GP, L.L.C. (“CO GP”) serves as the general partner of CO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of CO. CO GP is a Delaware limited liability company.

Davidson Kempner Liquid GP Topco LLC (“Liquid GP Topco”) serves as the managing member of CO GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in CO GP and in other entities formed to act as a general partner. Liquid GP Topco is a Delaware limited liability company.

Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the “DK Managing Members”) serve as the managing members of Liquid GP Topco. The other information with respect to the DK Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: Davidson Kempner Opportunistic Credit LP (“DKOPPC”)

Davidson Kempner Opportunistic Credit GP LLC (“DKOPPC GP”) serves as the general partner of DKOPPC. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKOPPC. DKOPPC GP is a Delaware limited liability company.

CUSIP No. 91854V206	SCHEDULE 13D	Page 14 of 15 Pages

Liquid GP Topco serves as the managing member of DKOPPC GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in DKOPPC GP and in other entities formed to act as a general partner. Liquid GP Topco is a Delaware limited liability company.

The DK Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DK Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DKOF VI Trading Subsidiary LP (“DKOF VI”)

Davidson Kempner Opportunities GP VI LLC (“DKOF VI GP”) serves as the general partner of DKOF VI. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKOF VI. DKOF VI GP is a Delaware limited liability company.

Davidson Kempner Drawdown GP Topco LLC (“Drawdown GP Topco”) serves as the managing members of DKOF VI GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in DKOF VI GP and in other entities formed to act as a general partner. Drawdown GP Topco is a Delaware limited liability company.

The DK Managing Members serve as the managing members of Drawdown GP Topco. The other information with respect to the DK Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP (“DKCM”)

DKCM GP LLC (“DKCM GP”) serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

Anthony A. Yoseloff, Shulamit Leviant and Gabriel T. Schwartz (collectively, the “DKCM GP Managing Members”) serve as the managing members of DKCM GP. The business address of each DKCM GP Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each DKCM GP Managing Member is to invest for funds and accounts under their management. Each DKCM GP Managing Member is a United States citizen.

CUSIP No. 91854V206	SCHEDULE 13D	Page 15 of 15 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Persons within the past sixty (60) days. All transactions, except as otherwise noted, were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
02/22/2024	3,637	9.4170
02/29/2024	70,841	9.4023
02/29/2024**	500,000	9.00
03/14/2024	20,204	6.3
03/15/2024	7,200	6.3
03/18/2024	500	6.3
03/19/2024	4,676	6.4708
03/19/2024	9,239	6.4954
03/26/2024**	205,000	6.5

*      Excluding commissions.

**	Private purchase of shares of Class A Common Stock from Mossytree Inc., an Oregon corporation.